Issuer Free Writing Prospectus dated November 13, 2025

Filed Pursuant to Rule 433

Registration No. 333-268955

Nyxoah SA

This free writing prospectus relates only to the offering by Nyxoah SA (the “Company”) described below and should be read together with the base prospectus, dated January 6, 2023, included in our Registration Statement on Form F-3 (Registration No. 333-268955) filed on December 22, 2022 with the U.S. Securities and Exchange Commission (the “Commission”) (the “Registration Statement”), including the documents incorporated by reference therein (the “Base Prospectus”). This free writing prospectus supplements the Base Prospectus primarily to reflect (i) the terms of the concurrent private placement (the “Private Placement”) and the number of ordinary shares that we have agreed to sell in the Private Placement, (ii) the entry into a note subscription agreement with a certain institutional investor and (iii) our financial and operating results for the quarter ended September 30, 2025.

The information in this communication supersedes the information in the Base Prospectus to the extent inconsistent with the information in the Base Prospectuses. Unless the context otherwise indicates, references in this prospectus to “our company,” “we,” “our” and “us” refer collectively to Nyxoah SA, a limited liability company organized and existing under the laws of the Kingdom of Belgium, and its consolidated subsidiaries.

Concurrent Private Placement

On November 13, 2025, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “Investors”), including certain institutional investors. The Subscription Agreements relate to the offer and sale to the Investors in the Private Placement of ordinary shares, no nominal value per share, at a price per share of €4.00, for aggregate gross proceeds of approximately €17.0 million. The closing of the Private Placement is expected to occur on or about November 18, 2025, subject to customary closing conditions, concurrently with the closing of this offering. The consummation of the Private Placement is contingent upon the closing of this offering, and the consummation of this offering is contingent on the consummation of the Private Placement.

The ordinary shares issued and sold in the Private Placement are not being registered under the Securities Act of 1933, as amended (the “Securities Act”). Certain of the ordinary shares are being offered in a private placement to non-U.S. Persons (as such term is defined under Rule 902 of Regulation S under the Securities Act (“Regulation S”)) in a transaction outside the United States pursuant to Regulation S. The remaining ordinary shares are being offered in a private placement to U.S. Persons (as such term is defined under Rule 902 of Regulation S) pursuant to the exemption provided in Section 4(a)(2) of the Securities Act. Each U.S. investor is an “accredited investor” (as such term is defined in Rule 501(a)) or “qualified institutional buyer” (as such term is defined in Rule 144A) under the Securities Act.

Convertible Notes Offering

On November 13, 2025, the Company entered into a Subscription Agreement (the “Notes Subscription Agreement”) with a certain institutional investor (the “Notes Investor”), pursuant to which the Company agreed to sell, and the Notes Investor agreed to purchase, up to €45.0 million in aggregate principal amount of amortizing senior unsecured convertible notes at an 8.0% original issue discount (the “Notes Offering”), consisting of an initial tranche of €22.5 million amortizing senior unsecured convertible notes (the “First Tranche Notes”) and a second tranche of €22.5 million amortizing senior unsecured convertible notes (the “Second Tranche Notes,” and together with the First Tranche Notes, the “Notes”).

The issuance of the First Tranche Notes is expected to occur no later than 22 days after the date of the Note Subscription Agreement (the “First Tranche Notes Closing Date”), subject to the successful completion of the Private Placement and this offering, along with the satisfaction or waiver of certain additional customary closing conditions. The issuance of the Second Tranche Notes is subject to additional customary closing conditions and will take place upon satisfaction of such closing conditions (such date, the “Second Tranche Closing Date”).

The First Tranche Notes will be constituted by a Bond Instrument, dated the First Tranche Notes Closing Date, by the Company. The Second Trance Notes will be constituted by a bond instrument (the “Bond Instrument”) on such date as the closing conditions applicable to the Second Tranche Notes have been met (the “Second Tranche Notes Closing Date”).

Assuming the successful issuance of both the First Tranche Notes and the Second Tranche Notes, the gross amount of proceeds to us from the Notes Offering will be approximately €41.4 million. The Company expects to use the proceeds from the Notes Offering  for working capital and other general corporate purposes.

This free writing prospectus shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Notes, and the ordinary shares issuable upon the conversion or settlement thereof, including any Amortization Shares (as defined below), are not being registered under the Securities Act. The ordinary shares are being offered to non-U.S. Persons (as such term is defined under Rule 902 of Regulation S) in a transaction outside the United States pursuant to Regulation S.

The following is intended to provide a summary of the terms of the agreements and Notes described above. This summary is qualified in its entirety by reference to the full text of such documents, each of which will be attached as exhibits to a future filing.

Notes Subscription Agreement

The Notes are to be issued pursuant to the Notes Subscription Agreement. The Notes Subscription Agreement provides for the sale of the Notes in the aggregate principal amount of €45.0 million at an 8.0% original issue discount, assuming the successful issuance of the First Tranche Notes and the Second Trance Notes. The Notes Subscription Agreement obligates us to indemnify the Notes Investor and various related parties for certain losses including those resulting from (i) any misrepresentation or breach, or alleged misrepresentation or breach, of any representation or warranty made by us, (ii) any breach of any obligation of ours, and (iii) any untrue statement contained in any announcement or press release published by or on behalf of the Company with respect to the Notes.

Notes

Description of Notes

The Notes will be issued as senior amortizing unsecured obligations of the Company pursuant to a Bond Instrument. The terms of the Notes include those provided in such Bond Instrument.

Initial Notes and Second Tranche Notes

On the First Tranche Notes Closing Date, the Company expects to issue €22.5 million in aggregate principal amount of First Tranche Notes to the Notes Investor, subject to the Company’s successful completion of the Private Placement and this offering and the satisfaction or waiver of certain additional customary closing conditions, which include the requirement that the issuer maintains an Average Market Capitalization (as described in the Notes Subscription Agreement) of at least €150.0. million.

During the period commencing from (and including) the date falling seven months following the First Tranche Notes Closing Date to (but excluding) the date falling one month thereafter, the Company may, at its option, require the Investor to purchase, in a single closing, the Second Tranche Notes, subject to the satisfaction of standard closing conditions, which include the requirements that the issuer maintains a Last Market Capitalization and an Average Market Capitalization (as such terms are described in the Notes Subscription Agreement) of at least €240.0. million and a Daily Traded Value (as described in the Notes Subscription Agreement) greater than U.S.$1.0 million.

Ranking

The Notes shall rank in right and priority of payment immediately after the Company’s liabilities under its existing credit facility with the European Investment Bank (the “EIB Facility”) and are postponed and subordinated solely to the Company’s liabilities under the EIB Facility, except for any obligations mandatorily preferred by law applying to companies generally. The Notes shall not be, and are not intended to be, subordinated to any present or future indebtedness, obligations or liabilities of the Issuer, whether senior, pari passu, or otherwise, other than the liabilities under the EIB Facility, except for obligations mandatorily preferred by law applying to companies generally. The Note shall rank at least pari passu with all other present and future unsecured and unsubordinated liabilities of the Company, except for obligations mandatorily preferred by law applying to companies generally.

Pursuant to the terms of the Notes, the Company will covenant to not to incur additional financial indebtedness which is senior in right of payment to the Notes.

Maturity Date; Amortization

The First Tranche Notes will mature on the third anniversary of their issuance, and the Second Tranche Notes will mature on the third anniversary of their issuance. We are required to pay, on the Maturity Date, all outstanding principal, together with accrued and unpaid interest.

The Notes will amortize in twelve (12) installments payable every three (3) months beginning three (3) months after the date of the Private Placement. At the Company’s option, the Company may make installment payments in cash of 103% of the applicable Amortised Payment Amount (as defined in the Bond Instrument) Alternatively, the Company may elect to make such Amortised Payment Amount in ordinary shares (the “Amortization Shares”), which will be priced at the Relevant Share Settlement Price (as defined in the Bond Instrument), which is the lower of (a) the Conversion Price (as defined in the Bond Instrument) as then in effect and (b) 90% of the Reference Lowest Daily Market Price (as defined in the Bond Instrument) in respect of the relevant SSO Reference Date (as defined in the Bond Instrument).

Deferral and Advancement of Amortization Payments

Pursuant to the Bond Instrument, the Note Investor may, on one or more occasions, exercise its right to defer any one or more Amortized Payment Amounts (as defined in the Bond Instrument) that would be scheduled for payment on an Scheduled Amortization Payment Date (as defined in the Bond Instrument) by giving notice to the Company at least one business day prior to such Scheduled Amortization Payment Date. The effect of the deferral is that the Amortized Payment Amount would not be payable on such Scheduled Amortization Payment Date, but instead would become payable on any subsequent Scheduled Amortization Payment Date as specified in the notice provided to the Company. Additionally, the Note Investor may, on one or more occasions, exercise its right to bring forward up to two payments of the Amortized Payment Amount in respect of all or some of the Notes outstanding at such time as would otherwise be scheduled to be paid either on (i) the final maturity date or (ii) on each of the final maturity date and the immediately preceding Amortization Payment Date by giving notice to the Company, in which case such payments shall become payable on the date specified in the notice which shall not be earlier than two business days following the date on which the relevant notice is given.

Interest

The Notes will bear interest at a rate of 6.5% per annum on the outstanding principal amount of the Notes payable in arrear every three (3) months beginning three (3) months after the date of the Private Placement.

Conversion Price

The First Tranche Notes will have an initial conversion price on the date of issuance of such First Tranche Notes equal to 125% of the price per ordinary share issued in the Private Placement. The Second Tranche Notes will have a conversion price equal to 125% of the Market Price (as defined in the Bond Instrument) on the date of the issuance. The Investor may elect to convert the Notes at the applicable conversion price at any time following the applicable issuance date.

The conversion price of the Notes is subject to adjustment in certain circumstances. Where the Company consummates a Relevant Equity Raise (as defined in the Bond Instrument), the Placing Proceeds (as defined in the Bond Instrument) of which are equal to or greater than €2.0 million, the conversion price shall be reset to the relevant Placing Price (as defined in the Bond Instrument) (if lower than the then prevailing conversion price).

Events of Default

The Notes contain standard and customary events of default including, but not limited to: (i) the Company’s failure to pay any principal, interest, late charges, or other amounts due under the Notes, (ii) the Company’s failure to deliver Ordinary Shares of the Company following any exercise of the Notes, (iii) the Company’s failure to perform or comply in any material respect with any of its respective obligations under the covenants and undertakings conditions of the Notes, (iv) the Company’s failure to perform or comply in any material respect with its obligations in the Notes or the Bond Documents (as defined in the Notes), (v) the Company’s default under, or the occurrence of certain events of default or other violations of the terms of, the other existing indebtedness of the Company and its subsidiaries, (vi) bankruptcy, reorganization or liquidation events, (vii) material breaches of Company representations, warranties and covenants in the Notes Subscription Agreement. In the event of an event of default, the Notes would be subject to redemption in an amount that is the sum of (i) the Make-Whole Premium (as defined in the Bond Instrument) and (ii) an amount equal to the greater of 120% of the principal amount of Notes outstanding on the relevant date and the relevant Parity Value (as defined in the Bond Instrument) of the Notes.

Change of Control; De-Listing Event; Free Float Event

In connection with a Change of Control (as defined in the Bond Instrument) of the Company, the Company must provide notice to the Notes Investor within five (5) business days following the occurrence of the Change of Control. If the Notes Investor elects to convert its notes after the occurrence of a Change of Control of the Company, the Company must ensure the Notes Investor will receive the same consideration for Ordinary Shares of the Company arising on such exercise as it would have received had such shares been submitted into, and accepted pursuant to the relevant offer in connection with the Change of Control. In the event of a Change of Control, the Notes would be subject to redemption in an amount that is the sum of (i) the Make-Whole Premium (as defined in the Bond Instrument) and (ii) an amount equal to the greater of 120% of the principal amount of Notes outstanding on the relevant date and the relevant Parity Value (as defined in the Bond Instrument) of the Notes.

In addition, in the case of a change of a control, if the Change of Control Resolutions (as defined in the Bond Instrument) are not passed before the Longstop Date (as defined in the Bond Instrument) and filed with the Belgian authorities, the Notes Investor will have the right to require the Company to redeem in cash (or shares, at the Notes Investors’ election) the Note.

In connection with a De-Listing Event or Free Float Event (each as defined in the Bond Instrument), the Notes would be subject to redemption in an amount that is the sum of (i) the Make-Whole Premium (as defined in the Bond Instrument) and (ii) an amount equal to the greater of 120% of the principal amount of Notes outstanding on the relevant date and the relevant Parity Value (as defined in the Bond Instrument) of the Notes.

Covenants

The Notes contain a variety of obligations on the Company’s part to not engage in specific activities, which are typical for transactions of this type, including the following covenants:

•	The Company and its subsidiaries will not (directly or indirectly) create or permit to subsist any mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect (a “Security Interest”) without securing the obligations of the Company under the Notes equally ratable therewith or providing other security, guarantees or arrangements for the benefit of the Note holders as may be approved by holders of at least 90 per cent in principal amount of the Note then outstanding, with the exception of certain permitted Security Interests described in the Notes;
•	The Company and its subsidiaries will not (directly or indirectly) create, incur, assume or otherwise become liable in respect of any financial indebtedness which (i) by their terms carry rights of conversion into, or exchange or subscription for, or the right to otherwise acquire, ordinary shares of the Company or its subsidiaries, (ii) by their terms limit or prohibit any of the terms of the Notes, including any prohibition of payment of cash pursuant to the notes, any limitation on the ability of the Notes Investor to exercise its conversion rights with respect to the Notes or any limitation on the ability of the Company to deliver ordinary shares in respect of any share settlement, and (iii) by their terms would rank senior to the Notes in right of payment;

•	The Company and its subsidiaries will not enter into a transaction or series of transactions to sell, lease, transfer or otherwise dispose of assets or enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction, subject to certain exceptions;
•	The Company and its subsidiaries will not enter into any transactions with affiliates, unless on terms that could be obtained in an arm’s-length transaction;
•	The Company and its subsidiaries will not cause or permit to exist any consensual encumbrance or restriction on the Company’s ability to perform and comply with its obligations under the Notes;
•	The Company will use its best efforts to, among other things, ensure that any Change of Control RFesolutions are presented to the shareholders before the Longstop Date; and
•	The Company will not amend, modify or vary any term of its existing EIB Facility or enter into any new agreements, instruments or other arrangements with the European Investment Bank that could reasonable be expected to impair, restrict, prohibit or limit the Company’s ability to perform its obligations under the Notes.

The Notes also contain certain ongoing obligations of the Company, including the obligation (i) to make periodic filings within specified timeframes as detailed in the Notes, (ii) to provide to the Notes Investor an officer’s certificate in connection with the Company’s periodic filings and (iii) to comply in all material respects with applicable laws and regulations.

Third Quarter 2025 Unaudited Financial and Operating Highlights

•	Completed the first commercial implants of U.S. patients, and generated first U.S. revenue as early as September;
•	Reimbursement secured with Medicare and private payers, achieving 100% approval rate on prior authorization submissions from United Healthcare, Blue Cross Blue Shield, and Anthem. In all these approvals, the CPT code 64568 was accepted;
•	Revenue for the third quarter of 2025 was €2.0 million, representing 56% year over year growth, compared to €1.3 million in the third quarter of 2024; and
•	Cash, cash equivalents and financial assets were €22.5 million on September 30, 2025, compared to €43.0 million at the end of June 30, 2025.

Cost of Goods Sold

Cost of goods sold was €0.8 million for the third quarter ending September 30, 2025, representing a gross profit of €1.2 million, or gross margin of 60.5%. This compares to cost of goods sold of €482,000 in the third quarter ending September 30, 2024, for a gross profit of €0.8 million, or gross margin of 62.0%.

Research and Development

For the third quarter ending September 30, 2025, research and development (“R&D”) expenses were €12.9 million, versus €7.9 million for the third quarter ending September 30, 2024. The increase in research and development expenses was primarily due to higher R&D activities. Additionally, following U.S. Food and Drug Administration (“FDA”) approval in August 2025, the amortization of the related intangible assets commenced leading to an increase in depreciation and amortization expenses.

Selling, General and Administrative

For the third quarter ending September 30, 2025, selling, general and administrative expenses were €12.7 million, versus €8.0 million for the third quarter ending September 30, 2024. The increase in selling, general and administrative expenses was mainly due to an increase of costs to support the commercialization of Genio® system and the Company’s overall scale-up preparations for the commercialization of the Genio® system in the U.S. following receipt of FDA approval.

Operating Loss

Total operating loss for the third quarter ending September 30, 2025, was €24.4 million, versus €15.0 million in the third quarter 2024, respectively. This was driven by an increase in selling, general and administrative expenses to support commercialization of the Genio system, including the Company’s overall scale-up preparations for the commercialization of the Genio system in the US in connection with the receipt of FDA approval, and increased R&D and manufacturing activities, in addition to higher depreciation and amortization expenses.

Forward-looking statements

Certain statements, beliefs and opinions in this free writing prospectus are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or managements’ current expectations regarding the Genio system; the potential advantages of the Genio system; Nyxoah’s goals with respect to the potential use of the Genio system; the Company's commercialization strategy and entrance to the U.S. market; and the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this free writing prospectus regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this free writing prospectus, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this free writing prospectus as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward- looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this free writing prospectus or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this free writing prospectus.

The Company has filed the Registration Statement (including the Base Prospectus) with the Commission for the offering to which this communication relates. Before you invest, you should read the Base Prospectus in that Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. Copies of the final prospectus supplement for the registered offering may be obtained, when available, for free by visiting EDGAR on the SEC website at www.sec.gov.